Exhibit 99.2

CHINA SXT PHARMACEUTICALS, INC.

178 Taidong Road North, Taizhou, Jiangsu, People’s Republic of China

NOTICE OF 2025 SPECIAL MEETING OF SHAREHOLDERS
To Be Held at 9 A.M. EST on July 28, 2025
(Record Date — July 9, 2025)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Feng Zhou, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of China SXT Pharmaceuticals, Inc. which the undersigned is entitled to vote, as specified below on this card, at the Special Meeting of Shareholders of China SXT Pharmaceuticals, Inc. on July 28, 2025, at 9 a.m., EST, at 178 Taidong Road North Taizhou, Jiangsu, People’s Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” OF
PROPOSAL 1 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To amend the Company’s memorandum and articles of association, in the form of the Amended and Restated Memorandum and Articles of Association attached as Annex A (the “New Amended MAA”), in order to establish a dual-class share structure by:

(i) creating a new class of shares comprising an unlimited number of Class B Shares (no par value each) which entitle the holder to fifty (50) votes per Class B Share on any resolution of shareholders;

(ii) re-designating 532 Ordinary Shares held by Feng Zhou Management Limited as 532 Class B Shares;

(iii) re-designating the remaining 116,027,226 issued Ordinary Shares as 116,027,226 Class A Shares (no par value each); and

(iv) making all consequential updates, including setting out the rights of the Class B Shares, and to adopt the New Amended MAA in substitution for the existing memorandum and articles of association, with effect upon its filing with the Companies Registry of the British Virgin Islands.

For	Against	Abstain
☐	☐	☐
Please indicate if you intend to attend this meeting	☐ YES	☐ NO
Signature of Shareholder:
Date:
Name shares held in (Please print):	Account Number (if any):
No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:   Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address:	____________________________
____________________________